82-2131

CanAlaska Ventures Ltd. CDNX - CVV OTCBB - CVVLF

2303 West 41st [redacted] 2A3
70
( )45
Email: info@canalask om

02028899

MAY -9 AM 10:58

NEWS RELEASE **April 10, 2002**

Airborne Magnetic Survey Completed - Otish Mountain Diamond Project

CanAlaska Ventures Ltd. ("CanAlaska") (CVV – cdnx) has recently completed a 2,700 line km airborne magnetic survey over its four main claim blocks in the Otish Mountain area, Quebec. The data is currently being processed and interpreted. The results will be used to aid in the delineation of targets for an aggressive spring summer exploration program.

SUPPL



CanAlaska
33A16 Block
West Of Diamond
Bearing Kimberlites
Renard
23D13 Block
East of Diamond
Bearing Kimberlites
Six Satellite Blocks
Along Structural Corridor
33A01 Block
North of Diamond
Bearing Kimberlite

The Otish Mountain area continues to generate favourable results, most recently Ashton /Soquem announced the discovery of four *additional kimberlite bodies* (Renard 3 – 6) in the Otish Mountain area. These recent discoveries lie within one kilometer of the diamondiferous Renard 2 kimberlitic body

Ashton/Soquem announced in September/October 2001 that initial drilling, intersected kimberlitic rocks on the Renard 1 and Renard 2, and subsequent analysis determined the body to be diamondiferous. Renard I yielded 54 microdiamonds and 5 macrodiamonds. Renard 2 yielded 116 microdiamonds and 29 macro diamonds.

The Renard discoveries lie between two of CanAlaska's properties, 25 km SE of one and 35km NW of another.

CanAlaska can earn a 100% interest in the Otish Mountain claim blocks which together comprise 61,000 acres. CanAlaska's Management acquired these prospective properties based on an evaluation of regional geophysical and geological data.

For further information please contact CanAlaska at 1.800.667.1870.

On behalf of the board of directors

Harry Barr, President

dlw 5/9

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release S.E.C. 12g3-2(b) Reg #82-2131
CUSIP#45921W100 Listed: **Standard & Poors OTC**